

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Michael Quaid
Chief Executive Officer
Boomer Holdings Inc.
8670 W. Cheyenne Avenue
Las Vegas, NV 89129

> **Re: Boomer Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 10, 2020**
> **File No. 333-237087**

Dear Mr. Quaid:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Company Overview, page 1

1. Your disclosure suggests that the increased revenue stream from the products supplied under your Exclusive Distributor Agreement was able to replace the anticipated revenue from your Tommy Bahama relationship, and that the sale of these products will yield material top line revenue and profits to assist you in meeting or exceeding your prior expectations. Please file this agreement as an exhibit or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19 Developments – Boomer Medical Products, page 25

2.   We note your response to prior comment 5 as well as the several references to your 2020
       Guidance which you include in this section. In light of the material changes to your
       business and your business model in the period subsequent to the press release and
       issuance of the guidance, please revise your disclosure to eliminate references to such
       guidance and instead focus on the impact of these changes on your actual results, your
       current plans, and your expectations with regard to your results of operations. See Item
       303(a)(3) of Regulation S-K.

Results of Operations, page 26

3.   Please revise the disclosures to include a discussion of the material changes in your
       financial condition from the end of the preceding fiscal year to the date of the most recent
       interim balance sheet provided. Also expand your disclosure to discuss your results of
       operations for the six months ended January 31, 2020. See Item 303(b)(1) and (b)(2) of
       Regulation S-K.

Interim Financial Statements for the Three Months Ended January 31, 2020, page F-16

4.   Please provide updated interim financial statements in your next amendment to comply
       with Rule 8-08 of Regulation S-X or tell us why it is not required. Please also provide
       corresponding disclosures that reflect the updated financial information throughout your
       filing.

Condensed Consolidated Statement of Operations Three and Six Months ended January 31. 2020
and 2019, page F-17

5.   Tell us how the share information presented in the statement of stockholders' deficit and
       the weighted average number of shares outstanding for the periods presented in your
       statement of operations complies with ASC 805-40-45-1 through 4 in reflecting the new
       equity structure of Boomer Holdings, Inc. following the reverse acquisition. Your
       response should explain how you considered the exchange ratio established in the share
       exchange agreement, the shares you acquired, and the company shares issued and retired
       in executing the reverse merger in determining the equity amounts presented. Please
       revise to make any changes as necessary.

  You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Peter Campitiello, Esq.